UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING
                                                                                                                                          SEC File Number: 333-158474
                                                                                                                                          CUSIP Number:  N/A

(Check one:)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended: March 31, 2012
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:        SignPath Pharma Inc.
Former Name if applicable:    Not Applicable
Address of Principal Executive Office:   1375 California Road, Quakertown, Pennsylvania 18951

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:  (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

SignPath Pharma Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 due to delays in obtaining and compiling information to be included in its Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Lawrence Helson, CEO and President (215) 538-9996

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SignPath Pharma Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNPATH PHARMA INC.

Date: May 11, 2012	By:	/s/ Lawrence Helson
Lawrence Helson, Chief Executive
Officer and President